UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Multi-Color 401(k) Savings Plan

Financial Statements and Supplemental Information

As of December 31, 2018 and 2017 and for the year ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Multi-Color 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Multi-Color 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 (”supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2015.

Cleveland, Ohio

July 1, 2019

Multi-Color 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017
ASSETS

Cash and cash equivalents	$15,923	$1,054

Receivables:

Employee contribution receivable	232,139	202,871

Employer contribution receivable	205,044	194,972

Notes receivable from participants	3,061,500	2,525,277

Total receivables	3,498,683	2,923,120

Investments, at fair value:

Multi-Color Corporation common stock	5,287,930	11,162,755

Money market fund	2,477,967	2,563,174

PNC Stable Value Fund	5,128,877	4,078,833

Mutual funds	85,192,295	78,686,111

Total investments	98,087,069	96,490,873

TOTAL ASSETS	101,601,675	99,415,047

LIABILITIES
Excess contributions payable	(6,707)	(16,533)

Net assets available for benefits	$101,594,968	$99,398,514

The accompanying notes are an integral part of the financial statements.

Multi-Color 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

Additions to net assets attributed to:

Contributions:
Employee contributions	$	8,043,533
Employer contributions		3,216,726
Rollover contributions		8,317,239

Total contributions		19,577,498
Investment income (loss):
Net depreciation in fair value of investments		(15,069,214)
Dividend income		4,234,236

Net investment loss		(10,834,978)
Interest income on notes receivable from participants		142,147

Total additions		8,884,667

Deductions from net assets attributed to:

Benefits paid		6,464,556

Administrative expenses		223,657

Total deductions		6,688,213

Net increase		2,196,454

Net assets available for benefits:

Beginning of year		99,398,514

End of year	$	101,594,968

The accompanying notes are an integral part of the financial statements.

Multi-Color 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A – DESCRIPTION OF PLAN

Multi-Color 401(k) Savings Plan (the “Plan”) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes only, and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

1.

General - The Plan became effective on April 1, 1994 and covers substantially all U.S. based employees of Multi-Color Corporation (the “Company” or the “Plan administrator”). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently 50% of the voluntary contribution, based on voluntary contributions up to 6% of eligible compensation. Certain union employees at the Norwood, Ohio plant will receive an additional year end contribution equal to 3% of their eligible earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2018 and 2017.

On October 31, 2017, the Company completed its acquisition pursuant to the Sale and Purchase Agreement (as amended) with Constantia Flexibles Germany GmbH, Constantia Flexibles International GmbH, Constantia Flexibles Group GmbH and GPC Holdings B.V. (collectively, “Constantia Flexibles”), acquiring 100% of the Labels Division of Constantia Flexibles (“Constantia Labels”). Certain participant account balances held under the Constantia Flexibles America Company 401(k) Plan (the “Constantia Plan”) were rolled-over into the Plan at the election of the individual participants during the year ended December 31, 2018 and are included in Rollover contributions on the Statement of Changes in Net Assets Available for Benefits. Total rollover contributions from the Constantia Plan were $4,859,418, including loans receivable from participants of $373,618. Applicable Constantia Labels employees could elect to begin participating in the Plan effective November 1, 2017.

Employees are eligible to participate in the Plan after completing one month of service. Upon becoming eligible to participate in the Plan, employees are automatically enrolled at a 3% participation rate. Employees may elect a different percentage or waive participation in the Plan either before the first contributions are withheld or at any time thereafter. The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election. The default investment option is the American Balanced Fund.

2.

Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures (if any), and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and losses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any) are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s vested account.

3.

Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

4.

Notes Receivable from Participants - Participants may borrow funds from the vested portion of their account, and a maximum of one outstanding loan is currently allowed per participant at any one time. The maximum note amount available to an eligible participant is the lesser of 50% of their vested account balance or $50,000; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. The minimum note amount available to an eligible participant is $1,000. Participant notes bear interest at a fixed rate equal to the market rate as determined by the Plan administrator at the time the loan is made. The term of participant loans cannot exceed five years, other than for loans taken for purchase of a primary residence.

5.

Payment of Benefits - Participants become eligible for benefit payments upon retirement, termination, disability or death. Participants can elect lump sum or installment payments. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances of $1,000 or less. Benefits to participants with account balances between $1,000 and $5,000 will be processed as a rollover or lump sum payment.

6.

Forfeitures – Forfeitures first are used to restore participants’ forfeitures, second are used to offset Plan expenses, third are used to reduce the employer’s matching contribution and fourth are allocated to all eligible participants. Forfeitures can be allocated as of any valuation date during the Plan year in which the former participant receives full payment of his or her vested benefit. Forfeitures of approximately $31,000 were used to satisfy Plan administration expenses during the year ended December 31, 2018. No forfeitures were used to reduce the employer’s matching contribution during the year ended December 31, 2018. Forfeitures to be allocated at December 31, 2018 and 2017 were approximately $237,000 and $236,000, respectively.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4. Payment of Benefits

Benefits are recorded when paid.

5. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions. Interest rates ranged from 4.25% - 9.00% on participant loans outstanding as of December 31, 2018 and ranged from 4.25% - 5.50% on participant loans outstanding as of December 31, 2017. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

6. Expenses of the Plan

The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan. The Company paid audit related expenses on behalf of the Plan for the year ended December 31, 2018.

7. Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued and identified that no material subsequent events had occurred through this date requiring revision or disclosure in the financial statements.

NOTE C – RISKS AND UNCERTAINTIES

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS

The prototype plan document utilized by the Plan, obtained an opinion letter dated March 31, 2014 in which the Internal Revenue Service (IRS) stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since the opinion letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit for the Plan year ended December 31, 2016.

NOTE F – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held during the years ended December 31, 2018 and 2017 include shares of the Company’s common stock and a stable value fund managed by PNC Bank, N.A. (the “Administrator”), or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions. The Plan paid the Administrator $223,657 in net administrative expenses, including trustee fees, during the year ended December 31, 2018. The Plan did not pay any fees during the year ended December 31, 2018 for investment management services.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

●	Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities.

●

Level 2 - Observable inputs other than quoted market prices included within Level 1 in active markets for identical assets and liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3 - Unobservable inputs, developed using the Plan’s estimates and assumptions.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Mutual funds/Multi-Color Corporation common stock/money market fund – Valued at the closing price reported on the active market on which the security is traded.

PNC Stable Value Fund – Valued at net asset value (“NAV”) based on the fair value of the fund’s underlying investments plus the contract value of the fully benefit-responsive wrapper contracts, using information reported by the Administrator. This NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund. As a practical expedient, the Plan measured and presented its investment in the PNC Stable Value Fund at NAV as reported by the Administrator as of December 31, 2018 and 2017. The PNC Stable Value Fund allows for daily redemption and investments in the PNC Stable Value Fund and does not have a holding period. There are no unfunded commitments for investments in the PNC Stable Value Fund. The PNC Stable Value Fund seeks to preserve principal investment while earning interest income.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Certain events limit the ability of the Plan to transact at contract value with the PNC Stable Value Fund. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) election by the employer to withdraw from a collective trust fund in order to switch to a different investment provider, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Investments measured at fair value at December 31, 2018 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2018 Using:			Total Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3

Mutual funds	$85,192,295	$-	$-	$85,192,295
Multi-Color Corporation common stock	5,287,930	-	-	5,287,930
Money market fund	2,477,967	-	-	2,477,967

Assets in the fair value hierarchy	92,958,192	-	-	92,958,192

PNC Stable Value Fund (a)				5,128,877

Total investments at fair value	$92,958,192	$-	$-	$98,087,069

Investments measured at fair value at December 31, 2017 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2017 Using:			Total Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3

Mutual funds	$78,686,111	$-	$-	$78,686,111
Multi-Color Corporation common stock	11,162,755	-	-	11,162,755
Money market fund	2,563,174	-	-	2,563,174

Assets in the fair value hierarchy	92,412,040	-	-	92,412,040

PNC Stable Value Fund (a)				4,078,833

Total investments at fair value	$92,412,040	$-	$-	$96,490,873

(a)

Certain investments that are measured at the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Multi-Color 401(k) Savings Plan

EIN 31-1125853    Plan No. 001

Form 5500, Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2018

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issuer, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value

	AB High Income Fund	Mutual Fund	$1,267,789
	American Balanced Fund	Mutual Fund	18,049,543
	American Beacon Large Cap Value Fund	Mutual Fund	2,586,359
	Carillon Eagle Mid Cap Growth Fund	Mutual Fund	4,661,702
	American EuroPacific Growth Fund	Mutual Fund	2,142,439
	American New Perspective Fund	Mutual Fund	3,074,130
	Lord Abbett Total Return Fund	Mutual Fund	3,386,019
*	Multi-Color Corporation Common Stock	Common Stock	5,287,930
*	PNC Stable Value Fund	Collective Trust Fund	5,128,877
	T. Rowe Price Growth Stock Fund	Mutual Fund	7,573,567
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	532,540
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	4,392,926
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	8,784,070
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	4,260,497
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	2,390,486
	T. Rowe Price 2060 Retirement Fund	Mutual Fund	135,451
	Vanguard 500 Index Fund	Mutual Fund	10,966,115
	Vanguard Developed Markets Index Fund	Mutual Fund	1,881,062
	Vanguard Federal Money Market Fund	Money Market Fund	2,477,967
	Vanguard Intermediate-Term Bond Index Fund	Mutual Fund	1,219,215
	Vanguard Mid Cap Index Fund	Mutual Fund	3,806,946
	Vanguard Small Cap Index Fund	Mutual Fund	4,081,439

	Total investments		98,087,069

*	Various participants	Notes Receivable (Interest rates are 4.25% to 9.00%, maturing through 2041)	3,061,500

	Total		$101,148,569

*	Indicates party-in-interest as defined by ERISA

Historical cost information is not required in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for participant-directed investment funds.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color 401(k) Savings Plan

By: Multi-Color Corporation, as Plan Administrator

Date: July 1, 2019	By:	/s/ Timothy P. Lutz
Timothy P. Lutz
Chief Accounting Officer